January 27, 2010	F. Alec Orudjev Direct Phone (202) 912-4842 Direct Fax (202) 912-4830 aorudjev@cozen.com
VIA HAND DELIVERY Mr. Douglas Brown Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Andatee China Marine Services Corporation (the “Company”)
Registration Statement on Form S-1
File No. 333-161577

Dear Mr. Brown:

This firm represents the Company in connection with the above-referenced filing.  The purpose of this letter is to provide copies of the pages 72-73 of the final Rule 424(b) prospectus filed with the SEC on January 26, 2010, which pages contain the changes that the Company had undertaken to make pursuant to an oral comment from the staff.

Again, thank you for all your help and guidance throughout the review process.

Sincerely,

COZEN O'CONNOR

By:	/s/ F. Alec Orudjev

Enclosures
Cc:  Ralph V. De Martino, Esq.

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Code of Ethics

Our Board has adopted a Code of Ethics within the meaning of Item 406 of Regulation S-K that applies to all of our officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our Code of Ethics codifies the business and ethical principles that govern our business. A copy of the Code of Ethics is filed as an exhibit to the registration statement of which this prospectus is a part.

The Code of Ethics is designed to deter wrongdoing and to promote:

- Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- Full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in other public communications made by us;
- Compliance with applicable governmental laws, rules and regulations;
- The prompt internal reporting of violations of the ethics code to an appropriate person or persons identified in the code; and
- Accountability for adherence to the Code of Ethics.

Executive Compensation

The following table sets forth information concerning the compensation for the fiscal year ended December 31, 2009, 2008 and 2007, respectively, of our (i) Chief Executive Officer, (ii) Chief Financial Officer, and (iii) all other executive officers (collectively, the "named executive officers"):

Summary Compensation Table

Name and principal position	Year	Salary ($)	Bonus ($)	All other compensation ($)	Total ($)
An Fengbin	2009	71,883	0	0	71,883
President and Chief Executive Officer(1)	2008	64,000	20,000	0	84,000
	2007	60,000	15,000	0	75,000
Wen Tong	2009	13,000	0	0	13,000
Chief Financial Officer	2008	13,000	5,000	0	18,000
	2007	10,000	5,000	0	15,000

(1) The material terms and provisions of Mr. An's Employment Agreement are disclosed below.

There were no option grants, option exercises, options outstanding or stock vested in 2008 or 2009. We do not offer any pension benefit plans to our employees.

Except as described below, we currently have no employment agreements with any of our executive officers, nor any compensatory plans or arrangements resulting from the resignation, retirement or any other termination of any of our executive officers, from a change-in-control, or from a change in any executive officer's responsibilities following a change-in-control.

An Fengbin Employment Agreement.

In November 2009, we entered into an Employment Agreement with Mr. An Fengbin, our President and Chief Executive Officer. Under the terms of the Employment Agreement, he will serve as our President and Chief Executive Officer for a term of 5 years. Mr. An is to receive an initial annual salary in the amount of $120,000, with an annual increase of the prior year's salary thereafter during the term. Additionally, at the discretion of our Compensation Committee, Mr. An is eligible to receive an annual bonus which amount, if any, and payment will be determined by the Committee. Mr. An is entitled to medical, disability, vacation and life insurance benefits, and reimbursement of all reasonable or authorized business expenses.

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In the event the Employment Agreement terminates, during its term, upon Mr. An's death, the Company is obligated to pay Mr. An's estate his base salary amount through the first anniversary of his death (or the expiration of the Employment Agreement if earlier than the anniversary date), as well as pro rata allocation of any bonus based on the days of service during the year of death, and all amounts owing to Mr. An at the time of termination, including for previously accrued but unpaid bonuses, expense reimbursements and accrued but unused vacation pay. If Mr. An is unable to perform his obligations under the Employment Agreement for over 180 consecutive days during any consecutive 12 months period, we may terminate the Employment Agreement by written notice to Mr. An delivered prior to the date that he resumes his duties. Upon receipt of such written notice, Mr. An is permitted to request a medical examination under which if he was certified to be incapable of performing his obligations for over 2 additional months, the Employment Agreement would be terminated.

We may terminate the Employment Agreement for Cause, upon notice if at any time Mr. An, among other things: (a) refuses in bad faith to carry out specific written directions of our Board; (b) intentionally takes fraudulent or dishonest action in his relations with us; (c) is convicted of a crime involving an act of significant moral turpitude; or (d) knowingly commits an act or omitted to act in violation of our written policies, the Employment Agreement or any agreements that we may have with third parties and that is materially damaging to our business or reputation.

On the other hand, Mr. An may terminate the Employment Agreement upon written notice if, among other things: (a) there is a material adverse change in the nature of his title, duties or obligations; (b) we materially breach the Employment Agreement; (c) we fail to make any payment to Mr. An (excepting any payment which was not material and which we were contesting in good faith). If Mr. An were to terminate the Employment Agreement for any one of these reasons, or if we terminated the Employment Agreement without Cause, we would be obligated to pay to Mr. An (or in the case of his/her death, his estate), his base salary and any bonus, without any offset, as well as all amounts owing to Mr. An at the time of termination, including for previously accrued but unpaid bonuses, expense reimbursements and accrued but unused vacation pay. In the event of a consolidation, merger, transfer of assets or similar transaction, the employment agreement will inure to the benefit of and be assumed by resulting or surviving transferee corporation or entity and will continue in full force and effect and will entitle Mr. An to exactly the same compensation, benefits, perquisites, payments and other rights as would have been their entitlement had such extraordinary corporate transaction not occurred.

The Employment Agreement contains restrictive covenants: (i) preventing the use and/or disclosure of confidential information during or at any time after termination; and (ii) preventing competition with the Company during his employment and for a period of 3 years after termination (including contact with or solicitation of our customers, employees or suppliers). The Employment Agreement also contains other terms and provisions customary for agreements of this nature. Lastly, we indemnify Mr. An for any claims made against him in his capacity as our executive officer.

Director Compensation

All of our directors were appointed to the Board and various committees in July 2009. The following table represents Board compensation in 2009:

Name	Fees Earned or Paid in Cash	Option Awards	All Other Compensation[3]	Total
Francis Leong	$6,000[1]	$ 0[2]	—	$6,000
Wen Jiang	$5,000[1]	$ 0[2]	—	$5,000
Yu Bing	$5,000[1]	$ 0[2]	—	$5,000
An Fengbin[4]	$ 0	—	—	$ 0
Wen Tong[4]	$ 0	—	—	$ 0

(1) For the services on the Board and standing committees thereof, our non-management directors receive the following cash compensation: Mr. Leong — $12,000 per annum, payable in equal quarterly installments of $3,000; Mr. Jiang and Ms. Yu — each $10,000 per annum, payable in equal quarterly installments of

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